SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/23/04


1. NAME OF REPORTING PERSON
Opportunity Partners L.P., Full Value Partners L.P. and affiliated entities.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

91,203

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER

100,898
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

100,898

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.64%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes amendment No.3 to the Schedule 13D filed on November 10, 2004. Except as specifically set forth herein, the Schedule 13D remains unmodified.




Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Board of Directors 11/23/04

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/23/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:     Andrew Dakos



Exhibit 1
Letter to Board of Directors

  Opportunity Partners L.P., 60 Heritage Drive, Pleasantville,
                            NY 10570
               (914) 747-5262 // Fax: (914) 747-
          5258//oplp@optonline.net

                                   November 23, 2004

The Board of Directors
Wells Financial Corp.
53 1st Street SW
Wells, MN 56097

Dear Board Members:

We are writing to respond to concerns in the Schedule TO filed by Wells Financial Corp. ("Wells") today with the SEC about our offer to pay $35.00 per share for all shares of Wells.

We do not understand how the board could conclude that our offer is not credible without even contacting us. However, in order to allay any concerns about our financial wherewithal to consummate a transaction, our independent accountants can confirm to you that we have sufficient capital to finance an offer of $35 per share in cash for all shares of Wells. Moreover, we are willing to deposit $1 million in cash into an escrow account to be forfeited if we fail to consummate our offer due to inadequate financing. Finally, if the board agrees to support our offer, we intend to promptly commence the process of obtaining regulatory approval.

If there is anything else we can do to convince you that our offer is bona fide, please do not hesitate to contact us. Thank you.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner